December 15, 2015

Mr. Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:               Bel Fuse Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Form 8-K Dated October 28, 2015 (the "October 8-K")
File No. 000-11676

Dear Mr. Cascio:

This letter constitutes the response by Bel Fuse Inc. ("Bel" or the "Company") to your letter to Bel dated December 3, 2015 concerning our Form 10-K for the year ended December 31, 2014 and our Form 8-K dated October 28, 2015.  For your convenience, we have restated your comment in full.

Form 8-K dated October 28, 2015
1.
We note that you present non-GAAP statements of operations in Exhibit 99.1.  Please tell us how you considered the guidance set forth in Question 102.10 of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found at http://www.sec.gov/divisions/corpfin/guiance/nongaapinterp.htm, when making your presentation.  Otherwise, please confirm that you will remove non-GAAP statements of operations from your future presentations.

Company Response:

While the Company does not believe that its presentation attached undue prominence to the non-GAAP information, the Company confirms that it will no longer include the "reconciliation of GAAP to Non GAAP Condensed Consolidated Statements of Operations" in its future earnings releases.  The Company does intend to continue to present certain non-GAAP measures in its future earnings releases if management believes such a presentation aids in comparisons with other periods and is useful to investors. When the Company presents a non-GAAP metric, it will include the necessary reconciliations of its GAAP financial measures to non-GAAP financial measures as well as additional details of the items that are included in the reconciliations.

Bel Fuse Inc.
December 15, 2015

We have attached as Appendix A an example of how the Company plans to provide such reconciliations of its GAAP financial measures to non-GAAP financial measures in future filings, based on the same data that appeared in the October 8-K.

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the response set forth herein, please feel free to contact the undersigned or Daniel Bernstein, President and Chief Executive Officer, at 201-432-0463.

Very truly yours,

                                                                                                /s/ Colin Dunn

Colin Dunn
Vice President of Finance

cc:
Mr. Daniel Bernstein
Peter H. Ehrenberg, Esq.

Bel Fuse Inc.
December 15, 2015

Appendix A
The following information presents the Company's three and nine months ended September 30, 2015 and 2014 reconciliations of GAAP and non-GAAP financial measures as an example of what may be provided in future earnings releases.  We believe this presentation complies with the SEC's interpretation of Question 102.10 of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The following tables reconcile our US GAAP net earnings per common Class A and Class B basic and diluted shares ("US GAAP EPS") to Non US GAAP net earnings per common Class A and Class B basic and diluted shares ("Non US GAAP EPS").

	Three Months Ended September 30,		Three Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2015		2014		2015		2014
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
US GAAP EPS	$0.39	$0.42	$0.10	$0.11	$1.30	$1.39	$0.55	$0.60
Impact from items detailed in the tables below	(0.15)	(0.17)	0.50	0.53	(0.07)	(0.08)	0.64	0.67
Non US GAAP EPS	$0.24	$0.25	$0.60	$0.64	$1.23	$1.31	$1.19	$1.27

The following tables set forth, with respect to certain items, the dollar amount of GAAP expense (income) included in the Company's condensed consolidted statement of operations, the tax adjustment necessary to reflect the after-tax effect of such items on net earnings, the resulting after-tax effect of such items on net earnings and the impact of such items on the Company's net earnings per common Class A and Class B basic and diluted shares.

	Three Months Ended September 30, 2015					Three Months Ended September 30, 2014
Item	Gross Impact	Tax Effect	Net Earnings Impact	Class A EPS Impact	Class B EPS Impact	Gross Impact	Tax Effect	Net Earnings Impact	Class A EPS Impact	Class B EPS Impact
Restructuring charges	$814	$283	$531	$0.05	$0.04	$309	$118	$191	$0.02	$0.02
Acquisition related costs included in selling general and administrative expenses	88	33	55	-	-	3,854	794	3,060	0.25	0.26
Acquisition related settlement payment	(4,233)	(1,609)	(2,624)	(0.21)	(0.21)	-	-	-	-	-
Information technology migration and rebranding costs included in selling, general and administrative expenses	164	61	103	0.01	-	-	-	-	-	-
Acquisition related inventory step-up included in cost of sales	-	-	-	-	-	4,647	882	3,765	0.30	0.32
Expiration of tax statues of limitation, net	-	-	-	-	-	-	825	(825)	(0.07)	(0.07)
Total	$(3,167)	$(1,232)	$(1,935)	$(0.15)	$(0.17)	$8,810	$2,619	$6,191	$0.50	$0.53

	Nine Months Ended September 30, 2015					Nine Months Ended September 30, 2014
Item	Gross Impact	Tax Effect	Net Earnings Impact	Class A EPS Impact	Class B EPS Impact	Gross Impact	Tax Effect	Net Earnings Impact	Class A EPS Impact	Class B EPS Impact
Restructuring charges	$1,316	$420	$896	$0.07	$0.07	$1,365	$519	$846	$0.07	$0.08
Acquisition related costs included in selling general and administrative expenses	551	205	346	0.03	0.03	5,372	1,265	4,107	0.34	0.35
Acquisition related settlement payment	(4,233)	(1,609)	(2,624)	(0.21)	(0.22)	-	-	-	-	-
Information technology migration and rebranding costs included in selling, general and administrative expenses	773	282	491	0.04	0.04	-	-	-	-	-
Acquisition related inventory step-up included in cost of sales	-	-	-	-	-	4,647	882	3,765	0.30	0.31
Expiration of tax statues of limitation, net	-	-	-	-	-	-	825	(825)	(0.07)	(0.07)
Total	$(1,593)	$(702)	$(891)	$(0.07)	$(0.08)	$11,384	$3,491	$7,893	$0.64	$0.67